FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 30, 2015

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: July 30, 2015	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

IR Contact:

Michelle Jao, Manager mjao@iselabs.com Tel: +1.510.687.2481 http://www.aseglobal.com	Grace Teng, Manager grace_teng@aseglobal.com Tel: +886.2.6636.5678

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2015

Taipei, Taiwan, R.O.C., July 30, 2015 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), the world’s largest independent provider of packaging and testing services, today reported unaudited net revenues1 of NT$70,222 million for the second quarter of 2015 (2Q15), up by 20% year-over-year and up by 9% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$3,652 million, down from a net income attributable to shareholders of the parent of NT$5,106 million in 2Q14 and down from a net income attributable to shareholders of the parent of NT$4,469 million in 1Q15. Basic earnings per share for the quarter were NT$0.48 (or US$0.077 per ADS), compared to basic earnings per share of NT$0.66 for 2Q14 and NT$0.58 for 1Q15. Diluted earnings per share for the quarter were NT$0.43 (or US$0.070 per ADS), compared to diluted earnings per share of NT$0.65 for 2Q14 and NT$0.56 for 1Q15.

RESULTS OF OPERATIONS

2Q15 Results Highlights – Consolidated

●	Net revenue contribution from packaging operations, testing operations, EMS operations, substrates sold to third parties and others, each represented approximately 41%, 9%, 49%, 1% and 0%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$58,656 million for the quarter, up by 27% year-over-year and up from NT$52,349 million in 1Q15.

-	Raw material cost totaled NT$35,465 million during the quarter, representing 51% of total net revenues, compared with NT$30,185 million and 47% of total net revenues in 1Q15.

-	Labor cost totaled NT$8,656 million during the quarter, representing 12% of total net revenues, compared with NT$8,695 million and 13% of total net revenues in 1Q15.

-	Depreciation, amortization and rental expenses totaled NT$7,040 million during the quarter, up by 15% year-over-year and down by 1% sequentially.

●	Gross margin decreased 2.5 percentage points to 16.5% in 2Q15 from 19.0% in 1Q15.

●	Total operating expenses during 2Q15 were NT$6,157 million, including NT$2,733 million in R&D and NT$3,424 million in SG&A, compared with total operating expenses of NT$6,021 million in 1Q15. Total operating expenses as a percentage of net revenues were 9% in 2Q15, down from 10% in 2Q14 and remained the same as 1Q15.

______________

1All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

Advanced Semiconductor Engineering, Inc.

●	Operating income for the quarter totaled NT$5,409 million, down from NT$6,292 million in 1Q15. Operating margin was 7.7% in 2Q15 compared to 9.7% in 1Q15.

●	In terms of non-operating items:

-	Net interest expense was NT$471 million, down from NT$526 million in 1Q15.

-	Net foreign exchange gain of NT$839 million was primarily attributable to the depreciation of the U.S. dollar against the NT dollar.

-	Loss on valuation of financial assets and liabilities was NT$349 million.

-	Other net non-operating income of NT$26 million was primarily related to miscellaneous income. Total non-operating expenses for the quarter were NT$9 million, compared to total non-operating expenses of NT$550 million for 2Q14 and total non-operating expenses of NT$786 million for 1Q15.

●	Income before tax was NT$5,400 million for 2Q15, compared to NT$5,506 million in 1Q15. We recorded income tax expenses of NT$1,596 million during the quarter, compared to NT$856 million in 1Q15.

●	In 2Q15, net income attributable to shareholders of the parent was NT$3,652 million, compared to net income attributable to shareholders of the parent of NT$5,106 million for 2Q14 and net income attributable to shareholders of the parent of NT$4,469 million for 1Q15.

●	Our total number of shares outstanding at the end of the quarter was 7,893,157,596, including treasury stock owned by our subsidiaries. Our 2Q15 basic earnings per share of NT$0.48 (or US$0.077 per ADS) were based on 7,627,735,788 weighted average number of shares outstanding in 2Q15. Our 2Q15 diluted earnings per share of NT$0.43 (or US$0.070 per ADS) were based on 8,151,709,824 weighted average number of shares outstanding in 2Q15.

2Q15 Results Highlights – IC ATM2

●	Net revenue contribution from IC ATM operations was NT$37,671 million for the quarter, down by 4% year-over-year and down by 2% sequentially. Net revenue contribution from packaging operations, testing operations, substrates sold to third parties and others was NT$30,558 million, NT$6,230 million, NT$865 million, and NT$18 million, respectively, and each represented approximately 81%, 17%, 2% and 0%, respectively, of total net revenues for the quarter.

●	Cost of revenues was NT$28,167 million for the quarter, down by 2% year-over-year and down by 2% sequentially.

-	Raw material cost totaled NT$8,213 million during the quarter, representing 22% of total net revenues, compared with NT$8,585 million and 22% of total net revenues in 1Q15.

-	Labor cost totaled NT$7,263 million during the quarter, representing 19% of total net revenues, compared with NT$7,386 million and 19% of total net revenues in 1Q15.

-	Depreciation, amortization and rental expenses totaled NT$6,485 million during the quarter, up by 10% year-over-year and down by 1% sequentially.

●	Gross margin decreased 0.7 percentage points to 25.2% in 2Q15 from 25.9% in 1Q15.

●	Total operating expenses during 2Q15 were NT$4,403 million, including NT$1,969 million in R&D and NT$2,434 million in SG&A, compared with total operating expenses of NT$4,449 million in 1Q15. Total operating expenses as a percentage of net revenues were 12% in 2Q15, remained the same as 2Q14 and 1Q15.

_______________

2ATM stands for Semiconductor Assembly, Testing and Material.

Advanced Semiconductor Engineering, Inc.

●	Operating income for the quarter totaled NT$5,101 million, down from NT$5,546 million in 1Q15. Operating margin was 13.5% in 2Q15 compared to 14.4% in 1Q15.

2Q15 Results Highlights – EMS

●	Net revenue contribution from EMS operations for the quarter was NT$34,576 million, up by 69% year-over-year and up by 22% sequentially.

●	Cost of revenues for the quarter was NT$32,370 million, up by 75% year-over-year and up by 24% sequentially.

-	Raw material cost totaled NT$26,872 million during the quarter, representing 78% of total net revenues, compared with NT$21,610 million and 76% of total net revenues in 1Q15.

-	Labor cost totaled NT$1,393 million during the quarter, representing 4% of total net revenues, compared with NT$1,310 million and 5% of total net revenues in 1Q15.

-	Depreciation, amortization and rental expenses totaled NT$595 million during the quarter, up by 128% year-over-year and up by 8% sequentially.

●	Gross margin decreased to 6.4% in 2Q15 from 8.0% in 1Q15.

●	Total operating expenses during 2Q15 were NT$1,745 million, including NT$783 million in R&D and NT$962 million in SG&A, compared with total operating expenses of NT$1,575 million in 1Q15. Total operating expenses as a percentage of net revenues were 5% in 2Q15, down from 7% in 2Q14 and down from 6% in 1Q15.

●	Operating income for the quarter totaled NT$461 million, down from NT$690 million in 1Q15. Operating margin decreased to 1.3% in 2Q15 from 2.4% in 1Q15.

LIQUIdiTY AND CAPITAL RESOURCES

●	As of June 30, 2015, our cash and current financial assets totaled NT$58,865 million, compared to NT$54,924 million as of March 31, 2015.

●	Capital expenditures in 2Q15 totaled US$215 million, of which US$140 million were used for packaging, US$43 million for testing, US$27 million for EMS and US$5 million for interconnect materials.

●	As of June 30, 2015, we had total debt of NT$91,904 million, compared to NT$93,656 million as of March 31, 2015. Total debt consisted of NT$37,193 million of short-term borrowings, NT$1,554 million of the current portion of long-term borrowings and capital lease obligations and NT$53,157 million of bonds payable, long-term borrowings and capital lease obligations. Total unused credit lines amounted to NT$152,876 million.

●	Current ratio as of June 30, 2015 was 1.34, compared to 1.48 as of March 31, 2015. Net debt to equity ratio was 0.22 as of June 30, 2015.

●	Total number of employees was 68,310 as of June 30, 2015, compared to 64,285 as of June 30, 2014 and 68,599 as of March 31, 2015.

Business Review

Packaging Operations3

●	Net revenues generated from our packaging operations were NT$30,558 million during the quarter, down by NT$1,234 million, or by 4% year-over-year, and down by NT$988 million, or by 3% sequentially.

●	Net revenues from advanced packaging accounted for 31% of our total packaging net revenues during the quarter, down by 2 percentage points from 1Q15. Net revenues from IC wirebonding accounted for 57% of our total packaging net revenues during the quarter, down by 1 percentage point from 1Q15. Net revenues from discrete and others accounted for 12% of our total packaging net revenues during the quarter, up by 3 percentage points from 1Q15.

________________

3IC packaging services include module assembly services.

Advanced Semiconductor Engineering, Inc.

●	Gross margin for our packaging operations during the quarter was 22.7%, down by 1.5 percentage points year-over-year and down by 1.0 percentage points from 1Q15.

●	Capital expenditures for our packaging operations amounted to US$140 million during the quarter, of which US$56 million were used for purchases of wafer bumping and flip chip packaging equipment and US$84 million for common equipment purchases, including SiP equipment purchases.

●	As of June 30, 2015, there were 15,662 wirebonders in operation. No new wirebonders were added and 110 wirebonders were disposed of during the quarter.

Testing Operations

●	Net revenues generated from our testing operations were NT$6,230 million during the quarter, down by NT$370 million, or by 6% year-over-year, and up by NT$50 million, or by 1% sequentially.

●	Final testing accounted for 75% of our total testing net revenues, up by 1 percentage point from the previous quarter. Wafer sort accounted for 21% of our total testing net revenues, remained the same as 1Q15. Engineering testing accounted for 4% of our total testing net revenues, down by 1 percentage point from 1Q15.

●	Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,678 million during the quarter, down from NT$1,690 million in 2Q14 and down from NT$1,701 million in 1Q15.

●	In 2Q15, gross margin for our testing operations was 35.2%, down by 2.0 percentage points year-over-year and up by 0.9 percentage point from the previous quarter.

●	Capital expenditures for our testing operations amounted to US$43 million during the quarter.

●	As of June 30, 2015, there were 3,370 testers in operation. 95 new testers were added and 64 testers were disposed of during the quarter.

EMS Operations

●	Net revenues generated from our EMS operations were NT$34,576 million during the quarter, up by NT$14,067 million, or by 69% year-over-year, and up by NT$6,232 million, or by 22% sequentially.

●	Communications products accounted for 44% of our total net revenues from EMS operations for the quarter, down by 3 percentage points from 1Q15. Computing products accounted for 13% of our total net revenues from EMS operations, down by 4 percentage points from 1Q15. Consumer products accounted for 28% of our total net revenues from EMS operations, up by 10 percentage point from 1Q15. Industrial products accounted for 9% of our total net revenues from EMS operations, down by 2 percentage points from 1Q15. Automotive products accounted for 5% of our total net revenues from EMS operations, down by 1 percentage point from the previous quarter.

●	In 2Q15, gross margin for our EMS operations was 6.4%, down by 3.6 percentage points year-over-year and down by 1.6 percentage points from the previous quarter.

●	Capital expenditures for our EMS operations amounted to US$27 million during the quarter.

Substrate Operations

●	PBGA substrate manufactured by ASE amounted to NT$2,230 million during the quarter, down by NT$288 million, or by 11% year-over-year, and up by NT$58 million, or by 3% from 1Q15. Of the total output of NT$2,230 million, NT$839 million was from sales to external customers.

Advanced Semiconductor Engineering, Inc.

●	Gross margin for substrate operations was 16.2% during the quarter, down by 4.1 percentage points year-over-year and down by 0.9 percentage points from 1Q15.

●	In 2Q15, our internal substrate manufacturing operations supplied 33% (by value) of our total substrate requirements.

Customers

IC ATM consolidated Basis

●	Our five largest customers together accounted for approximately 36% of our total net revenues in 2Q15, compared to 32% in 2Q14 and 37% in 1Q15. No customer accounted for more than 10% of our total net revenues in 2Q15.

●	Our top 10 customers contributed 51% of our total net revenues during the quarter, compared to 46% in 2Q14 and 53% in 1Q15.

●	Our customers that are integrated device manufacturers, or IDMs, accounted for 35% of our total net revenues during the quarter, compared to 37% in 2Q14 and 33% in 1Q15.

EMS Basis

●	Our five largest customers together accounted for approximately 82% of our total net revenues in 2Q15, compared to 71% in 2Q14 and 77% in 1Q15. One customer accounted for more than 10% of our total net revenues in 2Q15.

●	Our top 10 customers contributed 92% of our total net revenues during the quarter, compared to 84% in 2Q14 and 89% in 1Q15.

outlook

Based on our current business outlook and exchange rate assumptions, management projects overall performance for the third quarter of 2015 to be as follows:

●	IC ATM production capacity should be flat and blended IC ATM utilization should be up 1% to 5%;

●	IC ATM gross margin should resemble the 1Q15 level;

●	EMS Business should approach 4Q14 level;

●	EMS gross margin should decline slightly.

About ASE, Inc.

ASE, Inc. is the world's largest independent provider of packaging services and testing services, including front-end engineering testing, wafer probing and final testing services. With advanced technological capabilities and a global presence spanning Taiwan, China, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services. For more information, please visit our website at http://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2014 Annual Report on Form 20-F filed on March 18, 2015.

Supplemental Financial Information

IC ATM Consolidated Operations

Amounts in NT$ Millions	2Q/15	1Q/15	2Q/14
Net Revenues	37,671	38,605	39,266
Revenues by Application
Communication	55%	55%	50%
Computer	10%	11%	12%
Automotive, Consumer & Others	35%	34%	38%
Revenues by Region
North America	62%	64%	60%
Europe	12%	10%	10%
Taiwan	16%	16%	18%
Japan	5%	5%	6%
Other Asia	5%	5%	6%

Packaging Operations

Amounts in NT$ Millions	2Q/15	1Q/15	2Q/14
Net Revenues	30,558	31,546	31,792
Revenues by Packaging Type
Advanced Packaging	31%	33%	26%
IC Wirebonding	57%	58%	64%
Discrete and Others	12%	9%	10%
Capacity
CapEx (US$ Millions)*	140	67	257
Number of Wirebonders	15,662	15,772	15,762

Testing Operations

Amounts in NT$ Millions	2Q/15	1Q/15	2Q/14
Net Revenues	6,230	6,180	6,600
Revenues by Testing Type
Final test	75%	74%	77%
Wafer sort	21%	21%	21%
Engineering test	4%	5%	2%
Capacity
CapEx (US$ Millions)*	43	52	54
Number of Testers	3,370	3,339	3,244

EMS Operations

Amounts in NT$ Millions	2Q/15	1Q/15	2Q/14
Net Revenues	34,576	28,344	20,509
Revenues by End Application
Communication	44%	47%	44%
Computer	13%	17%	24%
Consumer	28%	18%	11%
Industrial	9%	11%	12%
Automotive	5%	6%	8%
Others	1%	1%	1%
Capacity
CapEx (US$ Millions)*	27	16	43

* Capital expenditure excludes building construction costs.

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Statement of Comprehensive Income Data4

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the period ended
	Jun. 30 2015	Mar. 31 2015	Jun. 30 2014	Jun. 30 2015	Jun. 30 2014
Net revenues:
Packaging	28,618	29,321	30,641	57,939	57,363
Testing	6,231	6,180	6,600	12,411	12,385
Direct Material	839	861	873	1,700	1,652
EMS	34,534	28,300	20,501	62,834	41,866
Others	-	-	-	-	49
Total net revenues	70,222	64,662	58,615	134,884	113,315

Cost of revenues	(58,656)	(52,349)	(46,005)	(111,005)	(90,345)
Gross profit	11,566	12,313	12,610	23,879	22,970

Operating expenses:
Research and development	(2,733)	(2,547)	(2,679)	(5,280)	(4,971)
Selling, general and administrative	(3,424)	(3,474)	(3,316)	(6,898)	(6,299)
Total operating expenses	(6,157)	(6,021)	(5,995)	(12,178)	(11,270)
Operating income	5,409	6,292	6,615	11,701	11,700

Net non-operating (expenses) income:
Interest expense - net	(471)	(526)	(500)	(997)	(1,031)
Foreign exchange gain (loss)	839	540	711	1,379	43
Gain (loss) on equity-method investments	(54)	4	(31)	(50)	(95)
Gain (loss) on valuation of financial assets and liabilities	(349)	(969)	(948)	(1,318)	(644)
Others	26	165	218	191	391
Total non-operating income (expenses)	(9)	(786)	(550)	(795)	(1,336)
Income before tax	5,400	5,506	6,065	10,906	10,364

Income tax expense	(1,596)	(856)	(821)	(2,452)	(1,551)
Income from continuing operations and before noncontrolling interest	3,804	4,650	5,244	8,454	8,813
Noncontrolling interest	(152)	(181)	(138)	(333)	(257)

Net income attributable to shareholders of the parent	3,652	4,469	5,106	8,121	8,556

Per share data:
Earnings (losses) per share
– Basic	NT$0.48	NT$0.58	NT$0.66	NT$1.06	NT$1.12
– Diluted	NT$0.43	NT$0.56	NT$0.65	NT$1.02	NT$1.08

Earnings (losses) per equivalent ADS
– Basic	US$0.077	US$0.092	US$0.110	US$0.170	US$0.185
– Diluted	US$0.070	US$0.089	US$0.107	US$0.164	US$0.179

Number of weighted average shares used in diluted EPS calculation (in thousands)	8,151,710	7,868,151	7,835,168	7,829,459	7,820,488

Exchange rate (NT$ per US$1)	30.84	31.52	30.13	31.18	30.14

__________________

4Starting in 2015, we prepare financial statements in accordance with Taiwan-IFRS 2013 version. Under Taiwan-IFRS 2013 version, the impact of some newly effected GAAP shall be retroactively applied. The consolidated statements of comprehensive income for the three months ended June 30, 2014 and for the period ended June 30, 2014 have been adjusted accordingly.

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Statement of Comprehensive Income Data – IC ATM4

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the period ended
	Jun. 30 2015	Mar. 31 2015	Jun. 30 2014	Jun. 30 2015	Jun. 30 2014
Net revenues:
Packaging	30,558	31,546	31,792	62,104	59,579
Testing	6,230	6,180	6,600	12,410	12,385
Direct Material	865	861	874	1,726	1,653
Others	18	18	-	36	-
Total net revenues	37,671	38,605	39,266	76,276	73,617

Cost of revenues	(28,167)	(28,610)	(28,667)	(56,777)	(54,765)
Gross profit	9,504	9,995	10,599	19,499	18,852

Operating expenses:
Research and development	(1,969)	(1,909)	(2,168)	(3,878)	(4,003)
Selling, general and administrative	(2,434)	(2,540)	(2,445)	(4,974)	(4,641)
Total operating expenses	(4,403)	(4,449)	(4,613)	(8,852)	(8,644)
Operating income	5,101	5,546	5,986	10,647	10,208

Net non-operating (expenses) income:
Interest expense - net	(489)	(530)	(513)	(1,019)	(1,066)
Foreign exchange gain (loss)	630	532	675	1,162	(10)
Gain (loss) on equity-method investments	839	616	407	1,455	964
Gain (loss) on valuation of financial assets and liabilities	(516)	(1,129)	(1,021)	(1,645)	(723)
Others	(336)	195	260	(141)	474
Total non-operating income (expenses)	128	(316)	(192)	(188)	(361)
Income before tax	5,229	5,230	5,794	10,459	9,847

Income tax expense	(1,537)	(709)	(650)	(2,246)	(1,223)
Income from continuing operations and before noncontrolling interest	3,692	4,521	5,144	8,213	8,624
Noncontrolling interest	(40)	(52)	(38)	(92)	(68)

Net income attributable to shareholders of the parent	3,652	4,469	5,106	8,121	8,556

Per share data:
Earnings (losses) per share
– Basic	NT$0.48	NT$0.58	NT$0.66	NT$1.06	NT$1.12
– Diluted	NT$0.43	NT$0.56	NT$0.65	NT$1.02	NT$1.08

Number of weighted average shares used in diluted EPS calculation (in thousands)	8,151,710	7,868,151	7,835,168	7,829,459	7,820,488

Universal Scientific Industrial Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data – EMS4

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the period ended
	Jun. 30 2015	Mar. 31 2015	Jun. 30 2014	Jun. 30 2015	Jun. 30 2014
Net revenues:
Total net revenues	34,576	28,344	20,509	62,920	41,885

Cost of revenues	(32,370)	(26,079)	(18,467)	(58,449)	(37,786)
Gross profit	2,206	2,265	2,042	4,471	4,099

Operating expenses:
Research and development	(783)	(661)	(535)	(1,444)	(1,015)
Selling, general and administrative	(962)	(914)	(813)	(1,876)	(1,554)
Total operating expenses	(1,745)	(1,575)	(1,348)	(3,320)	(2,569)
Operating income	461	690	694	1,151	1,530

Net non-operating (expenses) income:
Total non-operating income	423	216	138	639	193
Income before tax	884	906	832	1,790	1,723

Income tax expense	(64)	(156)	(179)	(220)	(344)
Income from continuing operations and before noncontrolling interest	820	750	653	1,570	1,379
Noncontrolling interest	(110)	(130)	(105)	(240)	(195)

Net income attributable to shareholders of the parent	710	620	548	1,330	1,184

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Balance Sheet Data

(In NT$ millions)

(Unaudited)

As of Jun. 30, 2015		As of Mar. 31, 2015

Current assets:
Cash and cash equivalents	54,175	49,414
Financial assets – current	4,690	5,510
Notes and accounts receivable	50,733	43,009
Inventories	46,152	47,605
Others	4,513	4,068
Total current assets	160,263	149,606

Financial assets – non current & Investments – equity method	2,280	2,475
Property plant and equipment	152,755	150,055
Intangible assets	11,829	11,914
Prepaid lease payments	2,488	2,520
Others	5,546	5,920
Total assets	335,161	322,490

Current liabilities:
Short-term borrowings	37,193	36,661
Current portion of bonds payable	0	0
Current portion of long-term borrowings & capital lease obligations	1,554	1,151
Notes and accounts payable	33,955	31,706
Others	47,236	31,239
Total current liabilities	119,938	100,757

Bonds payable	30,867	31,093
Long-term borrowings & capital lease obligations	22,290	24,751
Other liabilities	9,378	9,241
Total liabilities	182,473	165,842
Shareholders of the parent	142,601	148,329

Noncontrolling interest	10,087	8,319
Total liabilities & shareholders’ equity	335,161	322,490

Current Ratio	1.34	1.48
Net Debt to Equity	0.22	0.25